Stolt Offshore S.A.                                            [Graphic omitted]

          Stolt Offshore Announces Second Quarter and Half-Year Results

London, England - July 13, 2004 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), announced today unaudited results for the second quarter and six months ended on May 31, 2004.

Financial Highlights
------------------------------------------------- ---------------------------------- -------------------------------------
  In Millions (except per share data)                     Second Quarter Ended                   Six-Months Ended
------------------------------------------------- ---------------- ----------------- ------------------ -------------------
                                                     Unaudited        Unaudited          Unaudited          Unaudited
                                                     May 31.04        May 31.03          May 31.04          May 31.03
------------------------------------------------- ---------------- ----------------- ------------------ -------------------
Net Operating Revenue                               $ 271.9           $ 361.4            $ 548.3             $ 778.3
------------------------------------------------- ---------------- ----------------- ------------------ -------------------
Gross (Loss) / Profit                                  (3.4)            (50.7)               5.9               (42.2)
------------------------------------------------- ---------------- ----------------- ------------------ -------------------
Net Operating Loss                                     (1.3)            (76.4)             (12.3)              (87.6)
------------------------------------------------- ---------------- ----------------- ------------------ -------------------
Net Loss                                              (12.4)            (91.2)             (30.9)             (109.6)
------------------------------------------------- ---------------- ----------------- ------------------ -------------------

------------------------------------------------- ---------------- ----------------- ------------------ -------------------
Loss per Share                                       $(0.08)           $(0.99)            $(0.25)             $(1.18)
------------------------------------------------- ---------------- ----------------- ------------------ -------------------

------------------------------------------------- ---------------- ----------------- ------------------ -------------------
Weighted average Common Shares & Common Share         148.7              92.5              124.7                92.9
Equivalents Issued
------------------------------------------------- ---------------- ----------------- ------------------ -------------------

Second Quarter Highlights

o Group wide operating performance continues in line with the recovery plan announced in July 2003

     o Market refocus and new organisation delivering good commercial progress
     o    Year on year strong reduction in net losses

o    Contract awards in the first half totalled over $1.2 billion

     o    Revenue shift from legacy contracts to new projects underway

o    Balance sheet restructuring completed

     o Subsequent issue raised $65 million new equity and was 66 % oversubscribed
     o    $40 million in further asset disposal proceeds
     o    Gross debt reduced to $297 million

o    Election of two new independent directors to Stolt Offshore board

Tom Ehret, Chief Executive Officer, Stolt Offshore S.A., said:

"Stolt Offshore's turnaround is now well advanced. The Group now has the financial resources to compete effectively in its chosen markets thanks to a much improved balance between equity and debt. Furthermore, 45 project wins, with a total value of $1.2 billion in the first half of 2004 underlines that Stolt Offshore not only has made strong progress in winning profitable contracts but is transforming its earnings base and moving on from the period dominated by legacy projects.

Looking ahead, the management team is focused on delivering sustainable profits. This will be achieved through the combination of sound project management to grow margins across the Group and further project wins in its target market segments."

Backlog
Commercial activities in all areas have been sustained and a steady stream of successes has been seen in the NAMEX and NEC regions. At quarter end the backlog stood at $1,748 million of which $579 million is for execution in 2004. In addition to this backlog, we have received $267 million in signed letters of intent during the second quarter.

---------------------------- ---------------------------------------------------
                                            As at Quarter Ended
                             ---------------------------------------------------
In $ millions                   May 31.04        Feb. 29.04        May 31.03
---------------------------- ---------------- ----------------- ----------------
Backlog (Contracts)              1,748             818              1,356
---------------------------- ---------------- ----------------- ----------------

Operating Review
Projects throughout the Group performed well in the first half, with a particularly strong financial performance in the NEC region. The only exceptions were the Sanha and Bonga projects where problems discussed in the first quarter earnings release have continued to lead to downgrades in the second quarter.

Regarding the completion of Sanha, an agreement was signed May 19, 2004 with Chevron Texaco improving the operating conditions in the field and providing upside potential through performance. To date, execution has met or exceeded the targets set for May and June. Completion is scheduled for September.

Since the quarter end, an agreement has been initiated with SNEPCO, and awaits final signature, regarding the contract terms for the completion of the Bonga project. This would limit Stolt Offshore's downside risk for the remainder of the project, and provide upside subject to performance. Operations resume imminently with completion scheduled for year end.

Financial Review
The progressive elimination of legacy contracts and the consequent reduction of major AFMED projects is chiefly responsible for revenue during the quarter being $89.5 million lower than the second quarter of Fiscal Year 2003.

Several significant gains and losses affected overall profitability during the quarter. Downgrades on the Sanha and Bonga projects accounted for losses of $39.4 million in the quarter and $68.2 million for the first half. Sales, general and administrative costs continue to reflect restructuring and refinancing costs associated with the turnaround. Offsetting these impacts, the result for the quarter includes $26.3 million in respect of gains on the sale of assets and businesses, principally in relation to Serimer Dasa.

Financial Restructuring
Stolt Offshore has now successfully completed the financial restructuring programme. During the first half year the Company raised a total of $165 million in new equity before costs in addition to the $50 million subordinated debt conversion to equity. As a result of the increased equity, Stolt Offshore's free float on the Nasdaq and Oslo exchanges has increased from 37% in January 2004 to 58% today.

An after tax gain of $20 million was recorded on the disposal of Serimer Dasa, our welding services subsidiary. The asset sales programme has achieved gross proceeds of $91 million so far, with certain small disposals still outstanding. Following a review, the management team has concluded that there is an attractive business case for retaining the survey business within the Group.

The gross debt position was reduced by $48 million during the quarter to $297 million. The Company is holding cash balances of $262 million at the quarter end. Options to optimise the Company's capital structure continue to be reviewed through the ordinary course of treasury management.

Outlook & Current Trading
West Africa continues to generate the highest level of future activity and opportunity, and whilst there have been few major awards recently, it is anticipated that a number of tendered projects will be awarded within the second half of the year.

Elsewhere, demand remains at a steady level with some interesting longer term prospects starting to be visible in the Far East. Furthermore, there are a number of significant projects, both within SURF and Conventional markets, which have been discussed with the operators for sometime, but now look set to finally come into the market as formal invitations to tender. Again the majority of these will be for execution in West Africa.

We are pleased to see that the volume of awards of smaller projects continues at a steady pace. We believe that we are currently securing our expected market share of these projects. These smaller projects are equally as important as large projects as they underpin the business going forward with respect to asset utilisation.

The Stolt Offshore management remains confident of achieving its target of reaching break even for the Full Year following the material progress made towards this goal during the second quarter.

********************************************************************************
Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
********************************************************************************

Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

---------------------------------------------------------- ------------------------------------------------------------
Conference Call Information                                Replay Facility details
---------------------------------------------------------- ------------------------------------------------------------
Lines will open 10 minutes prior to conference call        This facility is available from 5pm UK Time (12 noon EDT*)
                                                           Tuesday  13 July  2004,  until  5pm UK Time  (12  noon EDT*)
                                                           Tuesday 20 July 2004
Date        :   Tuesday 13 July 2004
Time        :   3pm UK Time (10am *EDT)

Freephone Dial In Numbers:                                 Freephone Dial In Numbers:
--------------------------                                 --------------------------
UK                     :   0800 953 0938                   Dialling from the UK       :  0800 953 1533
                                                           Dialling from the US       :  1866 276 1167
USA                    :   1 866 389 9773
Norway                 :   800 16533
France                 :   0805 110 466
Italy                  :   800 783 256
Netherlands            :   0800 023 4993

International Dial In  :   +44 1452 569 113                International Dial In      :  +44 1452 55 00 00

Reservation No         :  1568989                          Passcode                   :  1568989#

*EDT = Eastern Daylight Saving Time
---------------------------------------------------------- ------------------------------------------------------------

   Alternatively a live webcast and a playback facility will be available on the Company's website www.stoltoffshore.com

Contact Information:
Julian Thomson/Fiona Harris
Stolt Offshore S.A.
UK +44 1224 718436
US +1 877 603 0267 (toll free)
julian.thomson@stoltoffshore.com
fiona.harris@stoltoffshore.com

Patrick Handley (UK)/Ellen Gonda (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
egonda@brunswickgroup.com

                                 -Tables Follow-

                                         STOLT OFFSHORE S.A. AND SUBSIDIARIES
                                    CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                         (in thousands, except per share data)

                                                             Three Months Ended               Six Months Ended
                                                        Unaudited         Unaudited       Unaudited       Unaudited
                                                         May 31,           May 31,         May 31,         May 31,
                                                          2004              2003            2004             2003

                                                       ------------     --------------  --------------   -------------

Net operating revenue                                    $ 271,888         $  361,424      $  548,281      $  778,327
Operating expenses                                       (275,270)          (412,133)       (542,420)       (820,570)
                                                       ------------     --------------  --------------   -------------

Gross (Loss)/Profit                                        (3,382)           (50,709)           5,861        (42,243)

Equity in net income of non-consolidated joint               9,620            (1,210)          12,845         (1,645)
  ventures
Selling, general and administrative expenses              (31,698)           (24,914)        (61,088)        (43,983)
Impairment of long lived fixed assets                      (3,450)                  -         (3,450)               -
Gains on disposal of subsidiaries and long lived
  assets                                                    26,332                344          32,817             344
Other operating income/(expense)                             1,297                116             737            (55)
                                                       ------------     --------------  --------------   -------------

Net operating loss                                         (1,281)           (76,373)        (12,278)        (87,582)

Interest expense, net                                      (3,828)            (4,979)         (8,412)         (9,677)
Foreign exchange gain/(loss)                                 2,536            (1,221)           1,758         (1,598)
                                                       ------------     --------------  --------------   -------------

Loss before taxes and minority interests                   (2,573)           (82,573)        (18,932)        (98,857)
Income tax provision                                       (9,599)            (7,461)        (11,494)         (9,455)
                                                       ------------     --------------  --------------   -------------

Loss before minority interests                            (12,172)           (90,034)        (30,426)       (108,312)
Minority interests                                           (246)            (1,177)           (457)         (1,242)

                                                       ------------     --------------  --------------   -------------

Net loss                                                 $(12,418)         $ (91,211)      $ (30,883)      $(109,554)
                                                       ============     ==============  ==============   =============

PER SHARE DATA
Net loss per share
     Basic                                               $  (0.08)         $   (0.99)      $   (0.25)      $   (1.18)
     Diluted                                             $  (0.08)         $   (0.99)      $   (0.25)      $   (1.18)

Weighted average number of Common Shares
and Common Share equivalents outstanding
     Basic                                                 148,739             92,479         124,693          92,866
     Diluted                                               148,739             92,479         124,693          92,866

SELECTED  INFORMATION
Capital expenditures                                     $   6,227         $    8,081      $    7,806      $   13,763
Depreciation and amortization                            $  16,541         $   23,242      $   31,822      $   48,129

                                         STOLT OFFSHORE S.A. AND SUBSIDIARIES
                                         CONDENSED CONSOLIDATED BALANCE SHEETS
                                                    (in thousands)

                                                              Unaudited            Unaudited             Audited
                                                               May 31,              May 31,            November 30,
                                                                2004                 2003                  2003

                                                            --------------      ----------------      ---------------

ASSETS

     Cash and cash equivalents (a)                            $   262,243           $    21,871          $    81,910

     Other current assets  (b)                                    367,170               660,423              445,714

     Fixed assets, net of accumulated
       depreciation                                               506,568               778,838              514,605

     Other non-current assets                                      89,350                94,321               94,279

     Assets held for sale                                          50,150                     -              106,152

                                                            --------------      ----------------      ---------------
               Total assets                                   $ 1,275,481           $ 1,555,453          $ 1,242,660
                                                            ==============      ================      ===============

LIABILITIES AND SHAREHOLDERS' EQUITY

     Bank overdrafts                                          $        21           $     4,794          $     2,473

     Current portion of long-term debt
        and capital lease obligations                              40,004               375,003              141,504

     Accounts payable and accrued liabilities                     597,696               647,031              591,738

     Long-term debt and capital lease
       obligations                                                257,004                     8              293,506

     Other non-current liabilities                                 64,850                82,506               48,309

     Liabilities held for sale                                     44,036                     -               57,855

     Shareholders' equity

          Common Shares                                           382,780               152,524              152,524

          Class B Shares                                                -                68,000               68,000

          Paid-in-surplus                                         447,493               404,229              404,230

          Deficit                                               (566,462)             (227,046)            (535,579)

          Accumulated other comprehensive income                    9,061                49,406               19,102

          Treasury stock                                          (1,002)               (1,002)              (1,002)

                                                            --------------      ----------------      ---------------
               Total shareholders' equity                         271,870               446,111              107,275

                                                            --------------      ----------------      ---------------
               Total liabilities and
                 shareholders' equity                         $ 1,275,481           $ 1,555,453          $ 1,242,660
                                                            ==============      ================      ===============


Total interest-bearing debt and capital lease
  obligations, net of cash and cash equivalents               $    34,786           $   357,934          $   355,573
                                                            ==============      ================      ===============

(a) As at May 31, 2004 cash and cash equivalents includes $33 million of cash held by Sonamet and Sonastolt, which have been consolidated at that date.
(b) As at May 31, 2004 a total of $15.8 million of claims and variation orders not yet formally agreed with customers has been included in other current assets. This compares to $83.4 million of claims and variation orders included in other current assets at May 31, 2003.

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (in thousands)

In Quarter 3 2003, the Company changed its method of reporting segmental information as a result of the business restructuring announced in the 'Blueprint'. The information for 2003 has been restated from the prior year's presentation in order to conform to the new basis of segmentation.

The Company has six reportable segments based on the geographic distribution of the activities as follows: the Africa and the Mediterranean (AFMED) region covers activities in Africa, the Mediterranean and Southern Europe; the Northern Europe and Canada (NEC) region includes all activities in Northern Europe, the Northern Atlantic Ocean, Scandinavia, the Baltic States and Eastern Canada; the Central and North America (NAMEX) region includes all activity in Western Canada, the United States, Central America and Mexico; the South America (SAM) region incorporates activities in South America and the islands of the Southern Atlantic Ocean; the Asia and Middle East (AME) region includes all activities in the Middle East, the Indian sub-continent, Asia Pacific and Australasia. The Corporate segment includes items which cannot be allocated to one particular region. These include the activities of the SHL and NKT joint ventures, Serimer DASA and Paragon Engineering Services and Paragon Litwin. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

-----------------------------------------------------------------------------------------------------------------------------------
For the three months ended
May 31, 2004                              AFMED          NEC        NAMEX        SAM          AME       Corporate       Total
-----------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external (a)      $  85,471     $  97,274   $ 37,181    $  13,293    $  7,077     $  31,592     $  271,888

Net operating revenue - internal (b)      $   9,719     $   5,789   $(1,952)    $ (2,452)    $  2,582     $  31,977     $        -

(Loss)/income from operations             $(18,641)     $   9,680   $(2,989)    $   2,429    $(1,146)     $   9,386     $   (1,281)
    Interest expense, net                                                                                               $   (3,828)
    Foreign exchange gain                                                                                               $     2,536
-----------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority
interests                                                                                                               $   (2,573)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
For the three months ended
May 31, 2003                              AFMED          NEC        NAMEX        SAM          AME       Corporate       Total
-----------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external (a)      $ 167,420     $  84,506   $ 47,484    $  13,902    $  7,896     $  40,216     $   361,424

Net operating revenue - internal (b)      $   7,097     $  24,406   $ 11,097    $       -    $  5,141     $  34,473     $         -

(Loss)/income from operations             $(79,240)     $   6,659   $(6,125)    $   3,729    $  (126)     $ (1,270)     $  (76,373)
    Interest expense, net                                                                                               $   (4,979)
    Foreign exchange loss                                                                                               $   (1,221)
-----------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority
interests                                                                                                               $  (82,573)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
For the six months ended
May 31, 2004                              AFMED          NEC        NAMEX        SAM          AME       Corporate       Total
-----------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external (a)     $  219,501     $ 160,868   $ 59,574    $  28,031    $ 13,865     $  66,442     $   548,281

Net operating revenue - internal (b)     $    9,719     $  10,724   $  3,742    $       -    $ 13,589     $  53,217     $         -

(Loss)/income from operations            $ (49,291)     $  23,551   $(8,660)    $  10,226    $  (100)     $  11,996     $  (12,278)
    Interest expense, net                                                                                               $   (8,412)
    Foreign exchange gain                                                                                               $     1,758
-----------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority
interests                                                                                                               $  (18,932)
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
For the six months ended
May 31, 2003                              AFMED          NEC        NAMEX        SAM          AME       Corporate       Total
-----------------------------------------------------------------------------------------------------------------------------------
Net operating revenue - external (a)     $  385,328     $ 161,759   $134,053    $  26,854    $ 10,741     $  59,592     $   778,327

Net operating revenue - internal (b)     $    9,778     $  37,936   $ 15,624    $       -    $  9,533     $  56,922     $         -

(Loss)/income from operations            $(100,782)     $  13,605   $(1,653)    $   6,787    $(2,514)     $ (3,025)     $  (87,582)
    Interest expense, net                                                                                               $   (9,677)
    Foreign exchange loss                                                                                               $   (1,598)
-----------------------------------------------------------------------------------------------------------------------------------
Loss before taxes and minority
interests                                                                                                               $  (98,857)
-----------------------------------------------------------------------------------------------------------------------------------

(a) One customer accounted for more than 10% of the Company's revenue for the quarter ended May 31, 2004. The revenue from this customer was $33 million and was attributable to the AFMED and NEC segments. Two customers in the six-month period ended 31 May, 2004 accounted for more than 10% of the Company's revenue. The revenue from these customers was $152.8 million for the six months ended 31 May, 2004 and these revenues are attributable to the AFMED and NEC segments. One customer and three customers each individually accounted for more than 10% of the Company's revenue for the quarter and six months respectively, ended May 31, 2003. The revenue from these customers was $91.8 million for the quarter and $398.3 million for the six months ended May 31, 2003. These revenues are attributable to the AFMED, NAMEX and NEC segments.
(b) Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table to equal to zero.